October 28, 2009

Albert Wood
Chief Financial Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131

      Re: Veraz Networks, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 12, 2009
             File No. 001-33391

Dear Mr. Wood:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

1.   We note your discussion on pages 9 and 10 of your Risk Factor disclosures with regards to the change in ownership in ECI and the disagreements between the

Company and ECI over contractual interpretations and business obligations. We further note that the Company is currently terminating your partnership relationship with ECI in the former Soviet Union region. Tell us whether these contractual disputes are limited to the former Soviet Union or whether you have similar disagreements in other regions. In addition, we note your discussion in Note 5 to the financial statements regarding potential risks, uncertainties and problems surrounding your DCME agreements with ECI. Tell us your consideration to include a discussion of these issues and the potential impact on the Company's liquidity, capital resources or results of operations should your relationships with ECI materially change. In this regard, to the extent that past performance may not be indicative of future performance, tell us how you considered Section III.B.3 of SEC Release 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and uncertainties facing the Company is required under Item 303 of Regulation S-K.

Results of Operations

Comparison of Years Ended December 31, 2008 and 2007, page 27

2. We note that revenue from your IP products represented 67% of total revenues in fiscal 2008. Given the significance of this revenue stream to the Company's total operations, tell us what consideration you gave to disclosing the total amount of backlog orders believed to be firm commitments pursuant to Item 101(c)(viii) of Regulation S-K. In addition, we note your discussion on page 27 with regards to IP bookings and their impact on the Company's revenues. Tell us how you considered quantifying the amount of IP bookings each period as these appear to have a significant impact on the fluctuations in the Company's IP revenues. We refer you to Section III.D of SEC Release 33-6835.

Comparison of Years ended December 31, 2007 and 2006, page 31

3. We note your disclosure on page 32 regarding the 2007 "non-recurring favorable adjustment" to royalty costs. Tell us more about this change and whether it fits within the definitions provided for in paragraph 2 of SFAS 154. Further, tell us what consideration you gave to providing more detail on this issue within your filing. Also, tell us whether this adjustment is similar in nature to the $0.2 million error correction that was discovered in the first quarter of fiscal 2009.

Note 2 – Summary of Significant Accounting Policies

(g) Concentrations, page 43

4. We note your accounts receivable allowance at December 31, 2008 was substantially greater than in prior periods. We further note from your disclosure

that the increase related to certain customers in the Russia and Asia Pacific regions. Tell us more about the facts and circumstances that caused management to conclude that the additional charges were necessary. Also, tell us what consideration you gave to providing more substantive disclosure regarding the reasons for the increase within MD&A and whether there appears to be a trend of collectability issues that could have a material impact on revenue recognition.

Note 16 – SEC Investigation, page 62

5.	We note that during the course of an SEC inquiry, the Company became aware of allegations of misconduct relating to your business practices in the Asia Pacific region that included allegations of possible fraud involving payments from a reseller to certain non-management employees. Tell us how management considered these circumstances when evaluating your disclosure controls and procedures and internal control over financial reporting.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief